Exhibit 1.02

Ubiquiti Networks, Inc.

Conflict Minerals Report

This Report has been prepared pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2013. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals in their products and whether or not they fund armed conflict.

“Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

Based upon a reasonable country of origin inquiry (“RCOI”), if the SEC registrant knows that any of its necessary Conflict Minerals originated from sources in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are not from recycled or scrap sources, or has reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources, the SEC registrant must exercise due diligence on the source of the Conflict Minerals and chain of custody, conforming to a nationally or internationally recognized due diligence framework.

This Report has not been subject to an independent private sector audit as allowed under the Rule, which provides a temporary accommodation for the first two years following November 13, 2012.

1.	Introduction

This Conflict Minerals Report ( “Report”) has been prepared by the management of Ubiquiti Networks, Inc. (the “Company”, “we,” “us,” or “our”), with respect to the Company and all its subsidiaries and consolidated entities.

This Report is available under “Corporate Governance” at the “Investors” page of the Company’s website at www.ubnt.com.

Company Overview

We develop high performance networking technology for service providers and enterprises. Our principal executive offices are located at 2580 Orchard Parkway, San Jose, California.

Products Overview

We offer a portfolio of networking products and solutions for service providers and enterprises. Our service provider products are used for carrier-class network infrastructure for fixed wireless broadband, wireless backhaul systems, and routing. The Company’s enterprise product platforms provide wireless LAN infrastructure, video surveillance products, and machine-to-machine communication components. Our proprietary products and solutions include high performance radios, antennas, software, communications protocols, and management tools that have been designed to deliver carrier and enterprise class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our radios and antennas, which incorporate our proprietary technologies and firmware, are designed and field tested to deliver carrier-class network speeds, throughput, range and coverage, while simultaneously meeting the varying performance requirements of video, voice and data traffic.

Supply Chain

The Company has no manufacturing facilities of its own. Instead, all of our products are manufactured by our suppliers. We, therefore, rely on our suppliers to provide comprehensive information on the origins of Conflict Minerals necessary to the functionality or production of our products. Our contract manufacturing suppliers exercise a significant degree of control in the procurement of components used for the assembly of our products. They, in turn, rely upon their suppliers to provide information on the origins of necessary Conflict Minerals since mechanisms to trace Conflict Minerals in products are limited after processing, with refined metals being used in small amounts in component parts procured from multiple suppliers. There are commonly tiers of suppliers in the supply chain below those suppliers, and above ore smelting or refining operations, that may procure Conflict Minerals from a variety of sources. The smelting operations may purchase ore directly or through additional tiers in their supply chains as well. We have no business relationship with any of the smelters or refiners involved in producing Conflict Minerals or with any of their respective suppliers.

Reasonable Country of Origin Inquiry and Conflict Minerals Report

We conducted an analysis of our products and found that Conflict Minerals (i.e., tin, tantalum, tungsten, and gold regardless of origin) can be found in certain of our products. Therefore, the products that we have manufactured for us are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence, we have been unable to determine the origin of all of the Conflict Minerals used in our products with absolute certainty.

Due to the complexity of our supply chain, it is time consuming and difficult to verify the origin of all of the necessary Conflict Minerals in our products. Using our supply chain due diligence processes, we have been able to achieve a significant level of transparency with respect to such items, although short of the level of certainty required to declare our products to be “DRC conflict free”.

Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

We support ending the violence and human rights violations in the mining of certain minerals from locations situated in the Democratic Republic of the Congo and surrounding countries (the “Conflict Region”). The U.S. Securities and Exchange Commission (the “SEC”) has adopted rules to implement reporting and disclosure requirements related to “Conflict Minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. These rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “Conflict Minerals” that are “necessary to the functionality or production” of those products. The definition of “Conflict Minerals” refers to gold, as well as tin, tantalum and tungsten (which are derivatives of cassiterite, columbite-tantalite, and wolframite), regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future. We support these requirements to further the humanitarian goal of ending violent conflict in the Conflict Region, which has been found to be partially financed by the exploitation and trade of Conflict Minerals.

We are committed to:

•	Supporting the aims and objectives of the U.S. legislation relating to Conflict Minerals;

•	Not knowingly allowing the use of Conflict Materials that originate from facilities in the Conflict Region and that are financing conflict in such region;

•	Pursuing that our suppliers undertake reasonable due diligence with their respective supply chains to encourage that the Conflict Minerals they use in the manufacturing of our products do not originate from facilities in the Conflict Region that finance conflict in such region; and

•	Complying with relevant disclosure requirements.

2.	Due Diligence Process

2.1	Design of Due Diligence

We designed our due diligence program to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), 2nd Edition, and the related supplements for gold and for tin, tantalum and tungsten.

2.2	Management Systems

2.2.1	Company Policy

As described above, we have adopted a company Conflict Minerals policy that we promote to our suppliers.

2.2.2	Internal Team

We have established a management system for the use of Conflict Minerals in our products. Our management system includes a Conflict Minerals compliance team comprised of individuals from our procurement, product management, operations, finance, and legal departments. This Conflict Minerals compliance team is responsible for implementing our Conflict Minerals compliance strategies.

2.2.3	Supplier Engagement

As part of our RCOI and our corporate conflict minerals policy, we have engaged with our suppliers through multiple means of engagement. We prioritized our largest suppliers in this process to collect information and raise awareness of our expectations relating to Conflict Minerals with greater effectiveness.

2.2.5	Escalation Procedure

We have escalation mechanisms whereby persons can report violations of the Company’s policies, relating to Conflict Minerals and otherwise.

2.2.6	Maintain Records

Our due diligence process involves the compilation and maintenance of relevant materials in electronic and hard-copy records.

2.3	Identify and Assess Risk in the Supply Chain

As described in part 1, the Company has no manufacturing facilities of its own. Instead, all of our products are manufactured by our suppliers. We, therefore, rely on our suppliers to provide comprehensive information on the origins of Conflict Minerals necessary to the functionality or production of our products. Such sources of information may, however, yield inaccurate or incomplete information. Our contract manufacturing suppliers exercise a significant degree of control in the procurement of components used for the assembly of our products. They, in turn, must rely upon their suppliers to provide information on the origins of necessary Conflict Minerals. There are commonly tiers of suppliers in the supply chain below those suppliers and above ore smelting operations that may procure Conflict Minerals. The smelting operations may purchase ore directly or through additional tiers in their supply chains. We have no business relationship with any of the smelters involved in producing Conflict Minerals or with any of their suppliers.

Due to the complexity of our supply chain, it is time consuming and difficult to verify the origin of all of the necessary Conflict Minerals in our products. Using our supply chain due diligence processes, we have been able to achieve a significant level of transparency with respect to such items, although short of the level of certainty required to declare our products to be “DRC conflict free”.

We believe that the risk of a lack of transparency in our supply chain with respect to Conflict Minerals is reduced by the fact that a substantial percentage of our products are manufactured by a small number of contract manufacturers. Those contract manufacturers, in turn, manufacture products for many of the world’s largest companies in the field of electronics, many of whom are also SEC registrants and their largest customers. As such, even though we may be a relatively small customer of our manufacturers, we have a relatively greater degree of confidence in the reliability of information that we receive from them since they are likely to be using the same sources of Conflict Minerals across many of their customers who are also requiring of them transparency with respect to Conflict Minerals.

2.4	Design and Implement a Strategy to Respond to Risks

We have established a risk management plan to assist in the implementation of our Conflict Minerals policy that involves, among other things: (a) evaluating the Conflict Minerals used in our products; (b) identifying relevant risks in our supply chain; and (c) taking appropriate responses to such risks.

Under our risk management plan, our responses to risks take into account: (a) our ability to influence a supplier; (b) the circumstances surrounding the manufacturing of the relevant products; (c) any history of repeated or ongoing resistance, or inadequate responses, from a supplier; and (d) the practical ability of a supplier to determine and change the sources of Conflict Minerals that may be used in our products.

Steps taken to mitigate risks under our risk management plan may include: (a) adding contractual requirements relating to conformance in new or renewed supplier contracts; (b) seeking more frequent updates from our suppliers relating to the use of Conflict Minerals; (c) requesting that suppliers undertake relevant training; and (d) joining with our suppliers in their engagement with their respective suppliers relating to Conflict Minerals.

2.5	Independent Third Party Audits of Supply Chain Due Diligence

Since we are several tiers removed in the supply chain from the smelters and refiners that may be involved in the sourcing of Conflict Minerals, and are a relatively small company, we do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

3.1	Due Diligence Process

We conducted a multi-stage survey of all of our suppliers beginning with the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”) known as the CFSI Reporting Template (the “EEIC Template”). The EEIC Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, and is being widely adopted by many companies in their due diligence processes related to Conflict Minerals. The EEIC Template includes questions regarding a supplier’s relevant policies, engagement with and due diligence of its direct suppliers, and a listing of the smelters, the supplier and its suppliers use of Conflict Minerals and the origins of such Conflict Minerals included in what they supply to us. We also used additional written questionnaires with follow-up questions about the use of Conflict Minerals in products that they supply to us, their Conflict Minerals program, and their suppliers use and source of Conflict Minerals. In addition, we used follow-up discussions by telephone or in-person meetings with our suppliers to better understand their respective responses to these questionnaires. We also engaged in similar inquiries with certain of the component vendors to our suppliers.

3.2	Survey Responses

We received survey responses from all of our suppliers. Our four largest suppliers, which provide products that represent over 90% of our revenues, provided us with the most complete and detailed information. Three of these suppliers responded to us that they were able to determine the origin of relevant Conflict Minerals, and that they believed the applicable products were manufactured DRC Conflict Minerals free. We further obtained from our largest suppliers additional backup materials relating to their respective suppliers, and received over thirty component supplier reports represented to us as comprising all of their respective component suppliers, including over twenty completed EICC Templates that reported their component products as using Conflict Minerals sourced outside of the Covered Countries or from recycled or scrap sources, and five completed EICC Templates reports reporting component products manufactured with materials that were DRC conflict indeterminable. After additional investigation with the supplier who responded that it was unable to determine the origin of Conflict Minerals, we were informed that only one of its component suppliers provided materials that were DRC conflict indeterminable.

We also engaged all of our suppliers in follow-up discussions by phone or in person to: (a) evaluate whether further inquiry of any of such suppliers would yield any additional information that would differ from or be inconsistent with any of the responses the suppliers provided to our questionnaire; and (b) further assess by that additional form of engagement whether any information communicated by any of the suppliers would give us reason to believe that any of the Conflict Minerals in any of the products supplied to us were sourced from the Covered Countries.

3.3	Efforts to Determine Mine or Location of Origin

We believe that the most reasonable means to determine the mine or location of origin for our necessary Conflict Minerals is through the OECD Guidance-based due diligence process that we have followed.